

Mail Stop 3561

December 13, 2017

Matthew S. Harrison
Executive Vice President and Chief Financial Officer
Summit Midstream Partners, LP
1790 Hughes Landing Boulevard, Suite 500
The Woodlands, Texas

> **Re:** **Summit Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-35666**

Dear Mr. Harrison:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Note 2. Summary of Significant Accounting Policies, page 91

Deferred Purchase Price Obligation, page 92

1. Please tell us the basis in GAAP for your accounting for post-closing date revisions to the deferred purchase price obligation. Please be sure to address why the revisions are recorded through income, considering the common control aspect of the drop down transactions. Also tell us any alternative accounting treatments that were considered but rejected and why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products